Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON	DAVID M. SILK	51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL		IGOR KIRMAN	JOSHUA A. FELTMAN
HERBERT M. WACHTELL	ROBIN PANOVKA			JONATHAN M. MOSES	ELAINE P. GOLIN
PAUL VIZCARRONDO, JR.	DAVID A. KATZ			T. EIKO STANGE	EMIL A. KLEINHAUS
PETER C. HEIN	ILENE KNABLE GOTTS			DAVID A. SCHWARTZ	KARESSA L. CAIN
HAROLD S. NOVIKOFF	JEFFREY M. WINTNER			JOHN F. LYNCH	RONALD C. CHEN
THEODORE N. MIRVIS	TREVOR S. NORWITZ			WILLIAM SAVITT	GORDON S. MOODIE
EDWARD D. HERLIHY	BEN M. GERMANA			ERIC M. ROSOF	DONGJU SONG
DANIEL A. NEFF	ANDREW J. NUSSBAUM			MARTIN J.E. ARMS	BRADLEY R. WILSON
ANDREW R. BROWNSTEIN	RACHELLE SILVERBERG			GREGORY E. OSTLING	GRAHAM W. MELI
PAUL K. ROWE	STEVEN A. COHEN			DAVID B. ANDERS	GREGORY E. PESSIN
MARC WOLINSKY	DEBORAH L. PAUL	WILLIAM T. ALLEN	DAVID M. MURPHY	ANDREA K. WAHLQUIST	CARRIE M. REILLY
DAVID GRUENSTEIN	DAVID C. KARP	MICHAEL H. BYOWITZ	DAVID S. NEILL	ADAM J. SHAPIRO	MARK F. VEBLEN
STEVEN A. ROSENBLUM	RICHARD K. KIM	PETER C. CANELLOS	BERNARD W. NUSSBAUM	NELSON O. FITTS	VICTOR GOLDFELD
JOHN F. SAVARESE	JOSHUA R. CAMMAKER	DAVID M. EINHORN	LAWRENCE B. PEDOWITZ	JOSHUA M. HOLMES	EDWARD J. LEE
SCOTT K. CHARLES	MARK GORDON	KENNETH B. FORREST	ERIC S. ROBINSON	DAVID E. SHAPIRO	BRANDON C. PRICE
JODI J. SCHWARTZ	JOSEPH D. LARSON	THEODORE GEWERTZ	PATRICIA A. ROBINSON*	DAMIAN G. DIDDEN	KEVIN S. SCHWARTZ
ADAM O. EMMERICH	LAWRENCE S. MAKOW	MAURA R. GROSSMAN	ERIC M. ROTH	IAN BOCZKO	MICHAEL S. BENN
GEORGE T. CONWAY III	JEANNEMARIE O’BRIEN	RICHARD D. KATCHER	MICHAEL W. SCHWARTZ	MATTHEW M. GUEST	SABASTIAN V. NILES
RALPH M. LEVENE	WAYNE M. CARLIN	MEYER G. KOPLOW	STEPHANIE J. SELIGMAN	DAVID E. KAHAN	ALISON ZIESKE PREISS
RICHARD G. MASON	STEPHEN R. DiPRIMA	DOUGLAS K. MAYER	ELLIOTT V. STEIN	DAVID K. LAM
MICHAEL J. SEGAL	NICHOLAS G. DEMMO	ROBERT B. MAZUR	WARREN R. STERN	BENJAMIN M. ROTH
		MARSHALL L. MILLER	PATRICIA A. VLAHAKIS
		PHILIP MINDLIN	ANTE VUCIC
		ROBERT M. MORGENTHAU	AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL
		DAVID M. ADLERSTEIN	PAULA N. GORDON
		AMANDA K. ALLEXON	NANCY B. GREENBAUM
		LOUIS J. BARASH	MARK A. KOENIG
		FRANCO CASTELLI	LAUREN M. KOFKE
		DIANNA CHEN	J. AUSTIN LYONS
		ANDREW J.H. CHEUNG	ALICIA C. McCARTHY
		PAMELA EHRENKRANZ	AMANDA N. PERSAUD
		UMUT ERGUN	S. CHRISTOPHER SZCZERBAN
		KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
ADAM M. GOGOLAK

May 3, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                             Registration Statement on Form 10 for Yum! China Holding, Inc.

Ladies and Gentlemen:

On behalf of our client, Yum! China Holding, Inc. (“SpinCo”), a Delaware corporation and a wholly owned subsidiary of Yum! Brands, Inc. (“YUM”), we are submitting for filing with the U.S. Securities and Exchange Commission a registration statement on Form 10 for the registration of shares of SpinCo’s common stock under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, in connection with YUM’s planned distribution of shares of SpinCo common stock to YUM’s shareholders.

If you have any questions regarding this filing, please contact the undersigned at BMRoth@WLRK.com or (212) 403-1378, or Scott Catlett, Vice President and Deputy General Counsel at YUM, at scott.catlett@yum.com or (502) 874-8300.

Sincerely,

/s/ Benjamin M. Roth
Benjamin M. Roth